CUSIP No. 4569108                                            (Page 1 of 8 Pages)


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. _____)

                             Infinite Group, Inc.
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                                (Name of Issuer)


                          Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                     4569108
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                                 (CUSIP Number)

                                    President
                         Northeast Hampton Holdings, LLC
                              1895 Mt. Hope Avenue
                            Rochester, New York 14620
                                 (716) 256-4600

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 23, 1998
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             (Date of Event Which Requires Filing of This Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].







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CUSIP No. 4569108                                            (Page 2 of 8 Pages)


                                       13D

================================================================================
 1   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Northeast Hampton Holdings, LLC, EIN#:
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 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) |_|
                                                                         (b) |_|
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 3   SEC USE ONLY

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 4   SOURCE OF FUNDS*
     00
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 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    |_|
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 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     New York
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                  7          SOLE VOTING POWER - 2,350,221
   NUMBER OF
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY     8          SHARED VOTING POWER - 0
   OWNED BY
     EACH       ----------------------------------------------------------------
   REPORTING      9          SOLE DISPOSITIVE POWER - 2,350,221
  PERSON WITH
                ----------------------------------------------------------------
                  10         SHARED DISPOSITIVE POWER  - 0

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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,350,221
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                                 [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    22.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    00
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




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CUSIP No. 4569108                                            (Page 3 of 8 Pages)


ITEM 1.           SECURITY AND ISSUER.

                  Common Stock, $.001 par value

                  Infinite Group, Inc.
                  300 Metro Center Boulevard
                  Warwick, Rhode Island  02886

ITEM 2.           IDENTITY AND BACKGROUND.

(i) Northeast Hampton Holdings, LLC

                  Northeast Hampton Holdings, LLC is a New York limited liability company authorized to engage in any business in which a limited liability company may engage and has its principal office and principal place of business at 1895 Mt. Hope Avenue, Rochester, New York 14620. Northeast Hampton Holdings, LLC is controlled or under common control by James
                  A. Villa. All references to the Reporting Person also include James A. Villa.

                  (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body.

                  (f)      New York

(ii) James A. Villa

                  (a)      James A. Villa

                  (b)      1895 Mt. Hope Avenue, Rochester, NY 14620

                  (c) President, H.J. Meyers & Co., Inc., a broker-dealer, 1895 Mt. Hope Avenue, Rochester, New York 14620.

                  (d) During the last five years, James A. Villa has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) H.J. Meyers & Co. Inc., is currently under investigation by the State of Massachusetts and the Boston office of the Securities and Exchange Commission relating to the dealings of its former Boston office. In connection with such investigation, on August 21, 1997, the Division filed an Administrative Complaint naming James Villa, among others, as a respondent.





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CUSIP No. 4569108                                            (Page 4 of 8 Pages)


                  (f)      United States

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                                    On February 23, 1998, the Reporting Person
                           acquired 104,258 shares of the Issuer's Common Stock in a privately negotiated transaction from Cotter C. Conway. The Reporting Person executed a Term Note in Favor of Cotter C. Conway in the amount of $208,516 in order to acquire such Common Stock.

                                    On February 23, 1998, the Reporting Person
                           acquired 104,258 shares of the Issuer's Common Stock in a privately negotiated transaction from Carolyn C. Conway. The Reporting Person executed a Term Note in Favor of Carolyn C. Conway in the amount of $208,516 in order to acquire such Common Stock.

                                    On February 23, 1998, the Reporting Person
                           acquired 66,489 shares of the Issuer's Common Stock in a privately negotiated transaction from the Sibley Family Trust. The Reporting Person executed a Term
                           Note in Favor of the Sibley Family Trust in the amount of $132,978 in order to acquire such Common Stock.

                                    On February 23, 1998, the Reporting Person
                           acquired 1,526,022 shares of the Issuer's Common Stock from Carle C. Conway and the Carle and Ann Conway Family Trust. The Reporting Person executed a Term Note in Favor of Carle C. Conway and the Carle and Ann Conway Family Trust in the amount of $3,052,649 in order to acquire such Common Stock.

                                    On February 23, 1998, the Reporting Person
                           acquired 25 Notes of various dates and principal amounts executed by the Issuer and held in varying amounts by Cotter Conway, Carolyn C. Conway, the Sibley Family Trust, Carle C. Conway and the Carle and Ann Conway Family Trust in consideration of the above described Term Notes executed by the Reporting Person in favor of the above listed persons. The Notes are convertible into an aggregate of 549,194 shares of the Issuer's Common Stock.

ITEM 4.           PURPOSE OF TRANSACTION.




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CUSIP No. 4569108                                            (Page 5 of 8 Pages)



                           The Reporting Person engaged in the transactions as
                  an investment.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a)      Amount beneficially owned:  2,350,221
                           Percent of class:  22.9%

                  (b) Number of shares as to which the Reporting Person has:

                           (i)      sole power to vote or to direct the vote:
                                    2,350,221

                           (ii)     shared power to vote or to direct the vote:
                                    0

                           (iii) sole power to dispose or to direct the disposition of: 2,350,221

                           (iv) shared power to dispose or to direct the disposition of: 0

                  (c)
                                    On February 23, 1998, the Reporting Person
                           acquired 104,258 shares of the Issuer's Common Stock in a privately negotiated transaction from Cotter C. Conway. The Reporting Person executed a Term Note in Favor of Cotter C. Conway in the amount of $208,516 in order to acquire such Common Stock. The Reporting Person paid $2.00 per share of Common Stock.

                                    On February 23, 1998, the Reporting Person
                           acquired 104,258 shares of the Issuer's Common Stock in a privately negotiated transaction from Carolyn C. Conway. The Reporting Person executed a Term Note in Favor of Carolyn C. Conway in the amount of $208,516 in order to acquire such Common Stock. The Reporting Person paid $2.00 per share of Common Stock.

                                    On February 23, 1998, the Reporting Person
                           acquired 66,489 shares of the Issuer's Common Stock in a privately negotiated transaction from the Sibley Family Trust. The Reporting Person executed a Term
                           Note in Favor of the Sibley Family Trust in the amount of $132,978 in order to acquire such Common Stock. The Reporting Person paid $2.00 per share of Common Stock.

                                    On February 23, 1998, the Reporting Person
                           acquired 1,526,022 shares of the Issuer's Common Stock from Carle C. Conway and the Carle and Ann Conway Family Trust. The Reporting Person executed a Term Note in Favor of Carle C. Conway and the Carle and Ann Conway Family Trust in the amount of $3,052,649 in order to acquire




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CUSIP No. 4569108                                            (Page 6 of 8 Pages)


                           such Common Stock. The Reporting Person paid $1.95 per share of Common Stock.

                                    On February 23, 1998, the Reporting Person
                           acquired 25 Notes of various dates and principal amounts executed by the Issuer and held in varying amounts by Cotter Conway, Carolyn C. Conway, the Sibley Family Trust, Carle C. Conway and the Carle and Ann Conway Family Trust in consideration of the above described Term Notes executed by the Reporting Person in favor of the above listed persons. The Notes are convertible into an aggregate of 549,194 shares of the Issuer's Common Stock.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                           Cotter Conway, Carolyn C. Conway, the Sibley Family
                  Trust, Carle C. Conway and the Carle and Ann Conway Family Trust and the Reporting Person have entered into a Pledge and Security Agreement and an Escrow Agreement whereby the Notes and Common Stock purchased by the Reporting Person have been placed under the control of an Escrow Agent. The Reporting Person has the right to exercise all of the rights and powers which enure to the benefit of such Common Stock and Notes so long as the Reporting Person is not in default on any of the terms and conditions of the Term Notes, Pledge and Security Agreement or the Personal Guarantee (described below). In the event of such a default, the Escrow Agent shall convey the Common Stock and Notes to Cotter Conway, Carolyn C. Conway, the Sibley Family Trust, Carle C. Conway and the Carle and Ann Conway Family Trust in proportion to the amounts originally transferred to the Reporting Person and such persons shall thereafter exercise such rights and powers.

                           James A. Villa has executed a Personal Guarantee
                  pursuant to which Mr. Villa has guaranteed the payment of the Term Notes by the Reporting Person.




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CUSIP No. 4569108                                            (Page 7 of 8 Pages)



ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Note and Stock Purchase Agreement dated February 23, 1998 by and among Carle C. Conway, Cotter C. Conway, Carolyn C. Conway, Carle C. Conway, Carle C. and Ann Conway as Co-Trustees of the Carle and Ann Conway Family Trust and Cotter C. Conway, Trustee of the Sibley Family Trust and Northeast hampton Holdings, LLC.

Exhibit 2 Term Note dated February 23, 1998 in the amount of $3,592,649 executed by Northeast Hampton Holdings, LLC in favor of Carle C. Conway and the Carle and Ann Conway Family Trust.

Exhibit 3 Term Note dated February 23, 1998 in the amount of $208,516 executed by Northeast Hampton Holdings, LLC in favor of Cotter
                  C. Conway.

Exhibit 4 Term Note dated February 23, 1998 in the amount of $208,516 executed by Northeast Hampton Holdings, LLC in favor of Carolyn C. Conway.

Exhibit 5 Term Note dated February 23, 1998 in the amount of $132,978 executed by Northeast Hampton Holdings, LLC in favor of the Sibley Family Trust.

Exhibit 6         Guarantee of James A. Villa dated February 23, 1998.

Exhibit 7 Pledge and Security Agreement dated February 23, 1998 by and between Northeast Hampton Holdings, LLC, Cotter C. Conway, Carolyn C. Conway, the Sibley Family Trust and the Carle and Ann Conway Family Trust.

Exhibit 8         Escrow Agreement dated February 23, 1998 made between Cotter
                  C. Conway, Carolyn C. Conway, the Sibley Family Trust, Carle
                  C. Conway and the Carle and Ann Conway Family Trust.

Exhibit 9         Assignment of Notes dated December 31, 1997 from Carle C.
                  Conway to Northeast Hampton Holdings, LLC.

Exhibit 10 Assignment of Notes dated February 23, 1998 from Northeast Hampton Holdings, LLC to Carle C. Conway.



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CUSIP No. 4569108                                            (Page 8 of 8 Pages)


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             Northeast Hampton Holdings, LLC


Dated: March 5, 1998                         By: /s/ James A. Villa
                                                --------------------------------
                                             Name: James A. Villa
                                             Title: President